SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 001-33611

                  Voltaire Ltd.

(Exact name of registrant as specified in charter)

9 Hamenofim Street, Building A
Herzeliya 46725, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                           Form 40-F   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   __                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On January 12, 2009, Voltaire Ltd. issued a press release entitled “Voltaire Issues Preliminary Results for Fourth Quarter 2008 and Announces Proactive Efficiency Initiatives.”  A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.

Date: January 21, 2009	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release, dated January 12, 2009, entitled “Voltaire Issues Preliminary Results for Fourth Quarter 2008 and Announces Proactive Efficiency Initiatives.”